Sills Cummis & Gross
A Professional Corporation

101 Park Avenue
28th Floor
New York, New York 10178
Tel: (212) 643-7000
Fax (212) 643-6500

The Legal Center
One Riverfront Plaza
New Jersey, NJ 07102
Tel: (973) 643-7000
Fax: (973) 643-6500
Steven L. Wasserman
Direct Dial: 212-500-1579
Email:swasserman@sillscummis.com	600 College Road East
Princeton, NJ 08540
Tel: (609) 227-4600
Fax: (609) 227-4646
August 14, 2018
Via Federal Express and EDGAR
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:    Unique Fabricating, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2017
File No. 001-37480
Dear Ms. Clark and Ms. Erlanger:
On behalf of our client, Unique Fabricating, Inc. (the “Company”), we are writing in response to comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated July 31, 2018 with respect to the Annual Report on Form 10-K for the fiscal year ended December 31, 2017, filed with the Commission on March 8, 2018 (the “Form 10-K”), and the Quarterly Report on Form 10-Q for the fiscal quarter ended April 1, 2018, filed with the Commission on May 10, 2018 (the “Form 10-Q”). For the Staff’s convenience, we have reproduced each of the Staff’s comments below in italics preceding the Company’s response.

Sills Cummis & Gross
A Professional Corporation

United States Securities and Exchange Commission
Division of Corporation Finance
August 14, 2018

Staff Comments and Company Responses
Form 10-K for the Fiscal Year Ended December 31, 2017

Exhibit 31.1 and 31.2 Section 302 Certifications, page 1

1.
We note your response to prior comment 2. Please note that the exception referred to in the Regulation S-K, C&DI, 246.13 refers to the transition 10-K in which the company is first required to include management's report on internal control over financial reporting, which is the second annual report you were required to file, or your January 1, 2017 10-K. In this regard, please refile a Form 10-K/A containing full Item 9A disclosure as well as your financial statements and exhibits 31.1 and 31.2 with the missing language concerning internal control over financial reporting as set forth in Item 601(b)(31) of Regulation S-K. Your section 302 Certifications included in your Form 10-Q for the quarter ended April 1, 2018 should be similarly revised. Also, see Question 17 of the Sarbanes-Oxley Act of 2002 - Frequently Asked Questions, dated November 8, 2002.

Response: As previously discussed with the Staff, the Company inadvertently excluded from the officer certifications filed as Exhibits 31.1 and 31.2 to the Form 10-K and 10-Q language concerning the internal control over financial reporting within the introductory sentence of paragraph 4 and the language in paragraph 4(b) from item 601(b)(31)(i) of Regulation S-K.  The Company plans to correct the officers’ certifications by filing an abbreviated Form 10-K/A and Form 10-Q/A with the SEC. The Company acknowledges that it is more than one year since the transition period to Section 404(a) compliance, given its inadvertent omission, the Company proposes to include in the Form 10-K/A and Form 10-Q/A only a cover page, explanatory note, signature page and corrected Exhibit 31.1 and 31.2 certifications.
Management's Discussion and Analysis of Financial Condition and Results of Operations Contractual Obligations and Commitments, page 41

2.
We note from response to prior comment 3 that you do not believe the disclosure of material amounts of interest expense would be reliable information for investors. However, we continue to believe that, give the materiality of interest expense to your consolidated statements of operations and the fact that both your interest expense and outstanding debt have remained relatively consistent in recent years that such information is valuable to investors. Please revise your table to include estimated interest payments on all applicable line items and disclose any assumptions you made to derive these amounts.

Response: The Company will revise the table of Contractual Obligations and Commitments in future filings to include esimated interest on the Company's long-term debt, beginning with the Form 10-K for the fiscal year ending December 30, 2018. An example of the revised disclosure is provided below.

Sills Cummis & Gross
A Professional Corporation

United States Securities and Exchange Commission
Division of Corporation Finance
August 14, 2018

Contractual Obligations and Commitments

The following table summarizes our future minimum payments under contractual commitments as of December 30, 2018:

Payments Due by Period
Contractual Obligations	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Operating leases	$ [ ]	$ [ ]	$ [ ]	$ [ ]	$ [ ]
Long-term debt	[ ]	[ ]	[ ]	[ ]	[ ]
Interest on debt (1)	[ ]	[ ]	[ ]	[ ]	[ ]
Management services agreement (2)	[ ]	[ ]	[ ]	[ ]	[ ]

(1) Interest payments on debt include payments based on variable rate interest on the debt balance and applicable rate at December 30, 2018. The total interest reported includes $[ ] of variable rate interest on our revolving line of credit and $[ ] of variable rate interest on our term loans.
(2) Assumes the extension of the management services agreement which currently terminates in 20XX. Amounts do not include additional payments that may be earned in connection with transactions.

Please advise us if we can provide any further information or assistance to facilitate your review. Please direct any further comments or questions regarding this response letter to me at 212-500-1579.

Very truly yours,
/s/ Steven L. Wasserman
Steven L. Wasserman

cc: John Weinhardt, President and Chief Executive Officer
Thomas Tekiele Chief Financial Officer
Timothy Hoover, Controller